The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-287303

Subject to Completion. Dated September 9, 2026.

Pricing Supplement to the Prospectus dated May 15, 2025, to the Prospectus Supplement dated May 15, 2025 and to the Underlying Supplement dated May 15, 2025.

Barclays Bank PLC
$
Bearish S&P 500® Index-Linked Global Medium-Term Notes, Series A, due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the S&P 500® Index (which we refer to as the underlier) as measured from and including the trade date to and including the determination date (expected to be between 13 and 15 months after the trade date), unless a knock-out event has occurred. A knock-out event will occur if the closing level of the underlier on any day during the observation period (the period from but excluding the trade date to and including the determination date) is less than the knock-out level (expected to be between 73.00% and 70.00% of the initial underlier level (set on the trade date and is expected to be the closing level of the underlier on the trade date)).

If a knock-out event has occurred, you will receive the face amount of your notes at maturity but will not receive any positive return on your investment.

If a knock-out event does not occur, your payment at maturity will depend on the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. If a knock-out event does not occur and the underlier return is greater than or equal to 0%, the return on your notes at maturity will be positive and you will receive a contingent return equal to 4.33%, or $1,043.30 for each $1,000 face amount of your notes. If a knock-out event does not occur and the underlier return is less than 0% but greater than or equal to -10%, you will receive the face amount of your notes at maturity but will not receive any positive return on your investment. If a knock-out event does not occur and the underlier return is less than -10%, the return on your notes at maturity will be positive and will be equal to the amount by which the absolute value of the underlier return exceeds the threshold percentage of 10%. For example, if the underlier return is -15.00%, your return will be +5.00%. If a knock-out event does not occur and the underlier return is positive or zero, the return on your notes will be limited to 4.33%. If the underlier return is negative, you will receive a positive return only if the level of the underlier has decreased by more than the threshold percentage and a knock-out event has not occurred. As a result of the knock-out level, the maximum return on your notes will be between 17.00% and 20.00%.

By purchasing this note, you primarily are taking the bearish view that the final underlier level will be less than the initial underlier level by more than 10%, but not by more than between 27.00% and 30.00%, and that the closing level of the underlier will never be less than the knock-out level during the observation period so that a knock-out event will not occur. You are also taking the view that, even if the level of the underlier increases, the final underlier level will not be greater than 4.33% of the initial underlier level.

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-3 of this pricing supplement) by the relevant U.K. resolution authority.

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	If a knock-out event has occurred: $1,000.

•	If a knock-out event has not occurred:

o	if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the contingent return;

o	if the underlier return is negative but not below -10.00% (the final underlier level is less than the initial underlier level but not by more than 10.00%), $1,000; or

o	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the underlier return minus the threshold percentage.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement.

Your investment in the notes involves certain risks, including among other things, our credit risk and the risk of exercise of any U.K. Bail-in Power. See “Risk Factors” beginning on page S-9 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes” beginning on page PS-16 of this pricing supplement so that you may better understand those risks.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

	Initial Issue Price†	Price to Public†	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000 (face amount)	100% of face amount	0.95% of face amount	99.05% of face amount
Total	$	$	$	$
†	Our estimated value of the notes on the trade date, based on our internal pricing models, is expected to be between $981.50 and $985.50 per note. The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

‡	Barclays Capital Inc. will receive commissions from the issuer equal to 0.95% of the face amount of the notes, or $9.50 per $1,000 face amount of your notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or any other affiliate of Barclays Bank PLC may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Barclays Bank PLC or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Pricing Supplement dated September     , 2026

SUMMARY INFORMATION

You should read this pricing supplement together with the prospectus dated May 15, 2025, as supplemented by the prospectus supplement dated May 15, 2025 relating to our Global Medium-Term Notes, Series A, of which the notes are a part, and the underlying supplement dated May 15, 2025. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Additional Risk Factors Specific to Your Notes” on page PS-16 of this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

●	Prospectus supplement dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

●	Underlying supplement dated May 15, 2025: http://www.sec.gov/Archives/edgar/data/312070/000095010325006053/dp228705_424b2-underl.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the notes will be determined on the date the notes are initially priced for sale to the public (the “trade date”) based on prevailing market conditions on or prior to the trade date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the trade date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the trade date is expected to be less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes. These other costs will include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

Our estimated value on the trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the trade date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the notes and/or any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Additional Risk Factors Specific to Your Notes” on page PS-16 of this pricing supplement.

You may revoke your offer to purchase the notes at any time prior to the trade date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their trade date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes of such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or the amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Additional Risk Factors Specific to Your Notes—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

KEY TERMS

Issuer: Barclays Bank PLC

Underlier: the S&P 500® Index (Bloomberg ticker symbol, “SPX <Index>”), as published by S&P Dow Jones Indices LLC

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the notes

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the knock-out level would permit a lower (or higher) maximum return on your investment than indicated above, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes—Risks Relating to the Notes Generally—If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-17 of this pricing supplement.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	If a knock-out event has occurred: $1,000

•	If a knock-out event has not occurred:

o	if the final underlier level is greater than or equal to the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the contingent return;

o	if the final underlier level is less than the initial underlier level but greater than or equal to 90.00% of the initial underlier level, $1,000; or

o	if the final underlier level is less than 90.00% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute underlier return minus the threshold percentage.

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC, and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Initial underlier level (to be set on the trade date):                     , the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment in limited circumstances as provided under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” on page S-91 of the accompanying prospectus supplement; and subject to market disruption events and non-trading days as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Equity Index as a Reference Asset” on page S-87 of the accompanying prospectus supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Absolute underlier return: the absolute value of the underlier return, expressed as a percentage. For example, if the underlier return is -10.00%, the absolute underlier return will equal 10.00%.

Threshold percentage: 10.00%

Contingent return: 4.33%

Knock-out event: a knock-out event will occur if, on any day during the observation period, the closing level of the underlier is less than the knock-out level

Knock-out level (to be set on the trade date): expected to be between 73.00% and 70.00% of the initial underlier level

Observation period: the period from but excluding the trade date to and including the determination date, excluding any date or dates on which the calculation agent determines that a market disruption event occurs or is continuing or that the calculation agent determines is not a scheduled trading day. Notwithstanding the immediately preceding sentence, if the calculation agent determines that a market disruption event occurs or is continuing on the last day of the observation period (i.e., the determination date) or that day is not otherwise a scheduled trading day, the determination date, and therefore the last day for the observation period, will be subject to postponement as described under “— Determination date” below.

Trade date:

Original issue date (settlement date): expected to be three scheduled business days following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 13 and 15 months after the trade date, subject to postponement in the event of a market disruption event or non-trading day as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Equity Index as a Reference Asset” on page S-87 of the accompanying prospectus supplement. For the avoidance of doubt, in no event will the determination date be postponed by more than five trading days.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the second scheduled business day after the determination date. The maturity date will be postponed if the determination date is postponed due to the occurrence or continuance of a market disruption event or a non-trading day on the determination date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date. The maturity date will also be postponed if that date is not a business day. See “Terms of the Notes—Payment Dates” on page S-46 of the accompanying prospectus supplement and “Reference Assets—Indices—Market Disruption Events for Securities with an Equity Index as a Reference Asset” on page S-87 of the accompanying prospectus supplement.

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Closing level: as provided on page S-86 of the accompanying prospectus supplement. The closing level of the underlier reported on the Bloomberg Professional® service (“Bloomberg”) page may be lower or higher than the official closing level of the underlier published by the underlier sponsor. In certain circumstances, the closing level of the underlier will be based on the alternate calculation of the underlier described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” on page S-91 of the accompanying prospectus supplement.

Business day: as defined under “Terms of the Notes—Business Day” on page S-47 of the accompanying prospectus supplement

Trading day: notwithstanding anything to the contrary in the accompanying prospectus supplement, with respect to the underlier, a day, as determined by the calculation agent in its sole discretion, on which (i) each of the relevant exchanges on which each underlier stock is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange; and (ii) the underlier is calculated and published by the underlier sponsor

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-115 of the accompanying prospectus supplement

Tax consequences: there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct. As discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation (“USRPHC”) or a passive foreign investment company (“PFIC”). If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC, or to a non-U.S. holder in the case of a USRPHC. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

Based on current market conditions, we intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. The remainder of this discussion assumes that this treatment is correct.

Assuming that our treatment of the notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax advisor concerning the application of these rules.

Notwithstanding the foregoing, if a knock-out event occurs prior to the issue date, the notes will not be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. In this event, the notes should be treated as debt instruments issued with original issue discount (“OID”) in an amount equal to the excess of the fixed payment at maturity over the “issue price” of the notes. You will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of your method of accounting. Gain or loss realized on the sale, exchange or maturity of a note generally will be capital gain or loss and will be long-term capital gain or loss if you have held the note for more than one year.

Because our intended treatment of the notes as CPDIs is based on current market conditions, we may determine an alternative treatment is more appropriate based on circumstances at the time of pricing. Our ultimate determination will be binding on you, unless you properly disclose to the Internal Revenue Service (the “IRS”) an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If we determine not to treat the notes as CPDIs, or if the IRS successfully challenges the treatment of the notes as CPDIs, then the notes could be treated as original issue discount debt instruments (that are not CPDIs) with an amount of original issue discount equal to the maximum return at maturity. Under this treatment, if you are a U.S. holder, your annual taxable income from (and adjusted tax basis in) the notes might be greater than if it were based on the comparable yield, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the payment at maturity over the face amount of the notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations should not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

The discussions in the preceding paragraphs, when read in combination with the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule: We will provide the “comparable yield” and “projected payment schedule” for the notes in the final pricing supplement. The projected payment schedule for a note will consist of a single projected amount due at maturity.

In the final pricing supplement, the following table will state the amount of taxable interest income (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period based upon the comparable yield and projected payment schedule.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per Note)	Total Interest Deemed to Have Accrued from Original Issue Date (per Note)
Settlement Date through December 31, 2026	$	$
January 1, 2027 through Maturity Date	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual cash settlement amount that we will pay on the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page S-101 of the accompanying prospectus supplement

Supplemental plan of distribution: we will agree to sell to Barclays Capital Inc. (the “agent”), and the agent will agree to purchase from us, the face amount of the notes at the price specified on the cover of this pricing supplement. The agent will commit to take and pay for all of the notes, if any are taken. The agent proposes initially to offer the notes to the public at the initial issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession not in excess of 0.95% of the face amount.

We expect that delivery of the notes will be made against payment for the notes on the original issue date, which is more than one business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisor.

We have been advised by Barclays Capital Inc. that it intends to make a market in the notes. However, neither Barclays Capital Inc. nor any of our affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Barclays Bank PLC

CUSIP no.: 06749JT76

ISIN no.: US06749JT767

Conflicts of interest: Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying prospectus supplement will be deemed to refer to the corresponding term used in this pricing supplement as set forth in the table below:

Prospectus Supplement Term	Pricing Supplement Term
Reference asset	underlier
Payment at maturity	cash settlement amount
Maturity date	stated maturity date
Principal amount	face amount
Initial level	initial underlier level
Final level	final underlier level
Initial valuation date	trade date
Scheduled trading day	trading day
Reference asset sponsor	underlier sponsor

In addition, the following terms used in this pricing supplement are not used with respect to the notes in the accompanying prospectus, prospectus supplement and underlying supplement: underlier return, absolute underlier return, contingent return, threshold percentage, knock-out event and knock-out level. Accordingly, please refer to “Key Terms” on PS-4 of this pricing supplement for the definitions of these terms. Other terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement. Additionally, if information in this pricing supplement is inconsistent with the accompanying prospectus, prospectus supplement or underlying supplement, this pricing supplement will supersede those documents.

Notwithstanding anything to the contrary under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” on page S-91 of the accompanying prospectus supplement, if a successor index is selected by the calculation agent as described in that section, the calculation agent may in its sole discretion adjust the initial underlier level, any level derived from the initial underlier level and/or any closing level of that successor index with a view toward offsetting, to the extent practicable, any difference in the relative levels of the original underlier and the successor index at the time the original underlier is replaced by the successor index, but the calculation agent may not adjust any other term of the notes.

The provisions set forth under “Terms of the Notes—Change-in-Law Events” on page S-51 of the accompanying prospectus supplement are not applicable to the notes.

SELECTED PURCHASE CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that a knock-out event will not occur and the final underlier level will be greater than or equal to the initial underlier level or less than the initial underlier level by more than the threshold percentage, and you are willing and able to accept the risk that if a knock-out event occurs or the underlier declines by no more than the threshold percentage, you will not receive any positive return on your investment.

•	You understand and accept that your return on the notes if a knock-out event does not occur and the underlier appreciates will be limited to the contingent return.

•	You understand and accept that any potential return on the notes based on the depreciation of the underlier is limited by the effect of the knock-out level.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the underlier, as explained in more detail in the “Additional Risk Factors Specific to Your Notes” section of this pricing supplement.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the underlier stocks, nor will you have any voting rights with respect to the underlier stocks.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The notes may not be an appropriate investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that a knock-out event will occur or that the underlier will decline by no more than the threshold percentage, or you are unwilling or unable to accept the risk that if either occurs, you will not receive any positive return on your investment.

•	You are unwilling or unable to accept that your return on the notes if a knock-out event does not occur and the underlier appreciates will be limited to the contingent return.

•	You seek an investment with uncapped inverse exposure to any negative performance of the underlier.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the underlier, as explained in more detail in the “Additional Risk Factors Specific to Your Notes” section of this pricing supplement.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the underlier stocks.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the notes. You should reach a decision whether to invest in the notes after carefully considering, with your advisors, the appropriateness of the notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement.

Neither the issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the notes for investment.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the underlier during the observation period including on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier closing levels that are entirely hypothetical; no one can predict what the closing level will be on any day during the observation period, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past—meaning that the closing level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date will, and the price you may receive for your notes may, be significantly less than the initial issue price. For more information on the value of your notes in the secondary market, see “Risk Factors” on page S-9 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—Risks Relating to the Estimated Value of the Notes and the Secondary Market—The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes” on page PS-20 of this pricing supplement. The information in the table also reflects the key hypothetical terms and assumptions in the following box.

Key Hypothetical Terms and Assumptions
Face amount	$1,000
Knock-out level	73.00% of the initial underlier level
Contingent return	4.33%
Threshold Percentage	10.00%
Neither a market disruption event nor a non-trading day occurs during the observation period, including on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date for the initial issue price noted on the cover page of this pricing supplement and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the closing level of the underlier prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical closing levels of the underlier during recent periods, see “The Underlier—Historical Closing Levels of the Underlier” below. Before investing in the notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical cash settlement amounts, each based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming a knock-out event has not occurred, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, each based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming a knock-out event has occurred, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
	Knock-Out Event Has Not Occurred	Knock-Out Event Has Occurred
150.000%	104.330%	100.00%
140.000%	104.330%	100.00%
130.000%	104.330%	100.00%
120.000%	104.330%	100.00%
110.000%	104.330%	100.00%
104.330%	104.330%	100.00%
102.500%	104.330%	100.00%
100.000%	104.330%	100.00%
99.999%	100.000%	100.00%
95.000%	100.000%	100.00%
90.000%	100.000%	100.00%
87.500%	102.500%	100.00%
85.670%	104.330%	100.00%
85.000%	105.000%	100.00%
80.000%	110.000%	100.00%
75.000%	115.000%	100.00%
73.000%	117.000%	100.00%
72.999%	N/A	100.00%
70.000%	N/A	100.00%
50.000%	N/A	100.00%
25.000%	N/A	100.00%
0.000%	N/A	100.00%

If, for example, a knock-out event has occurred and the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of each $1,000 face amount of your notes, as shown in the table above. Additionally, if the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of each $1,000 face amount of your notes, as shown in the table above.

If, for example, a knock-out event has not occurred and the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 104.330% of each $1,000 face amount of your notes, as shown in the table above. If the final underlier level were determined to be 95.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of each $1,000 face amount of your notes, as shown in the table above. If the final underlier level were determined to be 85.000% of the initial underlier level, the absolute underlier return would be 15.000% and the cash settlement amount that we would deliver on your notes at maturity would be 105.000% of each $1,000 face amount of your notes, as shown in the table above.

You will benefit from the absolute underlier return only if a knock-out event has not occurred. Because a knock-out event will occur if, on any scheduled trading day during the observation period (including the determination date), the closing level of the underlier is less than the hypothetical knock-out level of 73.000% of the initial underlier level, the cash settlement amount that we will deliver at maturity if a knock-out event has not occurred will be limited to a maximum of 117.000% (representing a maximum return of 17.000%) of each $1,000 face amount of your notes. As a result, you would not benefit from a final underlier level on the determination date (or a closing level of the underlier on any other scheduled trading day during the observation period) that is less than the knock-out level. If, for example, a knock-out event has not occurred prior to the determination date and the final underlier level were determined to be 65.000% of the initial underlier level, a knock-out event would occur on the determination date and the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.

Further, you should be aware that, even if a knock-out event has not occurred and the final underlier level is less than the initial underlier level, the cash settlement amount that we will deliver at maturity will be less than 104.330% of each $1,000 face amount of your notes if the final underlier level is less than 100.000%, but greater than 85.670% of the initial underlier level, as shown in the table above.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that, if a knock-out event occurs (i.e., the closing level of the underlier is less than the knock-out level on any scheduled trading day during the observation period), it would result in a hypothetical payment amount of 100.000% of each $1,000 face amount of your notes (the horizontal line that crosses the 100.000% marker on the vertical axis). The chart also shows that, if a knock-out event does not occur, any hypothetical final underlier level of greater than or equal to 100.000% (the section on and to the right of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 104.330% of each $1,000 face amount of your notes. The chart also shows that, if a knock-out event does not occur, any hypothetical final underlier level at or above 90.000% but below 100.000% (the section between the 90.000% and 100.000% markers on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of each $1,000 face amount of your notes. The chart further shows that, if a knock-out event does not occur, any hypothetical final underlier level at or above 73.000% but below 90.000% (the section between the 73.000% and 90.000% markers on the horizontal axis) would result in a hypothetical payment amount that is greater than 100.000% but less than or equal to 117.000% of each $1,000 face amount of your notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Please read “Additional Risk Factors Specific to Your Notes—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of Your Notes” on page PS-20 of this pricing supplement.

We cannot predict whether a knock-out event will occur, the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing level of the underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual initial underlier level and knock-out level that we will set on the trade date, whether a knock-out event has occurred and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Additional Risk Factors Specific to Your Notes

An investment in the notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. Investing in the notes is not equivalent to investing directly in the underlier or any of the underlier stocks, i.e. the stocks composing the underlier. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the notes unless you understand and can bear the risks of investing in the notes.

Risks Relating to the Notes Generally

You May Not Receive Any Positive Return On Your Notes

You will receive a positive return on your investment in the notes only if a knock-out event does not occur and the final underlier level is (i) greater than or equal to the initial underlier level or (ii) less than the initial underlier level by an amount greater than the threshold percentage. If a knock-out event occurs, or if a knock-out does not occur and the final underlier level is less than the initial underlier level by less than the threshold percentage, you will receive only the face amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, even if a knock-out event does not occur and the underlier remains flat or appreciates, or depreciates by more than the threshold percentage from the initial underlier level to the final underlier level, the return on the notes may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Notes Are Primarily Bearish Investments

Your notes are primarily bearish investments and, by purchasing these notes, you are taking the view that the final underlier level will be less than the initial underlier level by more than 10%, but not by more than between 27.00% and 30.00%, and that the closing level of the underlier will never be less than the knock-out level during the observation period so that a knock-out event will not occur. You are also taking the view that, even if the level of the underlier increases, the final underlier level will not be greater than 4.33% of the initial underlier level. A bearish investment reflects the inverse view of a bullish investment where an investor takes the bullish view that the value of the relevant underlier will increase throughout the term of the notes. Your notes provide an opportunity to participate in the decrease of the underlier in excess of 10% so long as a knock-out event does not occur, whereby you will receive more than the face amount of your notes if the final underlier level is less than the initial underlier level by more than 10% but greater than or equal to the knock-out level. If, however, the final underlier level is greater than or equal to the initial underlier level, you will receive a positive return of 4.33% of the face amount of your notes regardless of how much the final underlier level increases from the initial underlier level.

Your Potential Return on the Notes Is Limited

If a knock-out event does not occur and the underlier remains flat or appreciates from the initial underlier level to the final underlier level, your return on the notes will be limited to the contingent return. The only additional circumstance under which you will receive a positive return on the notes is if a knock-out event does not occur and the level of the underlier declines such that the final underlier level is less than the initial underlier level by more than the threshold percentage. The decline of the underlier level on any day during the observation period below the knock-out level, including on the determination date, will result in a knock-out event and only the face amount of your notes being repaid at maturity. Because the knock-out level will be equal to between 73.00% and 70.00% of the initial underlier level, any potential return on the notes based on the depreciation of the underlier in excess of the threshold percentage will be limited to between 17.00% and 20.00%. Any decrease in the final underlier level below the knock-out level will result in your receiving only the face amount of $1,000 for each note you hold at maturity. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly or inversely in the underlier.

A Knock-Out Event May Occur on Any Day During the Observation Period

If, on any day during the observation period, the closing level of the underlier is less than the knock-out level (i.e., a knock-out event occurs), you will receive at maturity only the face amount of $1,000 for each note you hold and will not have any positive return on the notes, regardless of the closing level of the underlier on the determination date.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount or a discount to face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the knock-out level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the knock-out level will only permit a lower return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined By Us on the Trade Date

We will not fix the stated maturity date until the trade date. The term of the notes could be as long as the high end of the range set forth on the cover page of this pricing supplement. You should be willing and able to hold your notes for up to the high end of the range set forth on the cover page of this pricing supplement. The stated maturity date selected by us could have an impact on the value of the notes.

Any Payment on the Notes Will Be Determined Based on the Closing Levels of the Underlier on the Dates Specified

Any payment on the notes will be determined based on the closing levels of the underlier on the dates specified. You will not benefit from any more favorable value of the underlier determined at any other time.

No Interest or Dividend Payments or Voting Rights or Rights to Receive Any Underlier Stock

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have. Furthermore, investing in the notes will not make you a holder of any of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

As discussed above under “Tax Consequences” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, under our intended treatment of the notes, you will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

Risks Relating to the Issuer

Credit of Issuer

The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder or beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Underlier

Adjustments to the Underlier Could Adversely Affect the Value of the Notes

The underlier sponsor may add, delete, substitute or adjust the underlier stocks or make other methodological changes to the underlier that could affect its performance. The calculation agent will calculate the value to be used as the closing level of the underlier in the event of certain material changes in or modifications to the underlier. In addition, the underlier sponsor may also discontinue or suspend calculation or publication of the underlier at any time. Under these circumstances, the calculation agent may select a successor index that the calculation agent determines to be comparable to the underlier or, if no successor index is available, the calculation agent will determine the value to be used as the closing level of the underlier. Any of these actions could adversely affect the value of the underlier and, consequently, the value of the notes. See “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” on page S-91 of the accompanying prospectus supplement, as modified by “Supplemental Terms of the Notes” above.

Risks Relating to Conflicts of Interest

We and Our Affiliates, and Any Dealer Participating in the Distribution of the Notes, May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the notes.

In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the notes.

In addition, the role played by Barclays Capital Inc., as the agent for the notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell the notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

Furthermore, if any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, and this projected profit will be in addition to any selling concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

In addition to the activities described above, we will also act as the calculation agent for the notes. As calculation agent, we will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, we may be required to make discretionary judgments, including those described in the accompanying prospectus supplement and under “—Risks Relating to the Underlier” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the notes, and any of these determinations may adversely affect any payments on the notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

Lack of Liquidity

The notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

Many Economic and Market Factors Will Impact the Value of Your Notes

In addition to the level of the underlier, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the underlier; the time to maturity of the notes; the dividend rates on the underlier stocks; interest and yield rates in the market generally; supply and demand for the notes; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes

The estimated value of your notes on the trade date is expected to be lower, and may be significantly lower, than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes. These other costs will include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market

The estimated value of your notes on the trade date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions

The estimated value of your notes on the trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (described above under “Many Economic and Market Factors Will Impact the Value of Your Notes”), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

The Underlier

The underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the underlier, see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

In addition, information about the underlier may be obtained from other sources, including, but not limited to, the underlier sponsor’s website (including information regarding the underlier’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the underlier is accurate or complete.

Historical Closing Levels of the Underlier

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will not result in a loss on your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The following graph sets forth the historical performance of the underlier based on the daily closing levels from January 4, 2021 through September 4, 2026. The closing level of the underlier on September 4, 2026 was 7,718.60.